Exhibit 99.1

Bilibili Announces Strategic Equity Investment in China Telecom

SHANGHAI, China, Aug. 11, 2021 (GLOBE NEWSWIRE) — Bilibili Inc. (the “Company” or “Bilibili”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced that its PRC subsidiary Shanghai Bilibili Technology Co., Ltd. (“Shanghai Bilibili”) has entered into a strategic investor allotment agreement (the “Allotment Agreement”) with China Telecom Corporation Limited (or “China Telecom”) (HKEX: 0728) and a sponsor (the “Sponsor”) for China Telecom’s proposed offering of A shares in conjunction with its listing on the Shanghai Stock Exchange. China Telecom is an integrated intelligent information service provider in the PRC with full-service capabilities.

Pursuant to the Allotment Agreement, Shanghai Bilibili is investing an aggregate amount of approximately RMB500 million in China Telecom’s newly issued A shares. Based on an offering price of RMB4.53 per A share, Shanghai Bilibili has been allocated 110,375,000 of the newly issued A shares. Shanghai Bilibili will be subject to 36 months of lock-up obligations over the A shares allocated to it.

In addition, Shanghai Kuanyu Digital Technology Co., Ltd., an affiliate of Bilibili, enters into a strategic collaboration agreement with China Telecom, to pursue collaboration opportunities in areas including user growth, brand promotion, IDC and cloud services.

Mr. Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili, said, “We are excited to have this opportunity to join hands with China Telecom at this pivotal moment, as state-run enterprises returning to their home capital market and leading China’s industrial digitization in building the nation’s 5G infrastructure and more. This strategic investment and the business partnership with China Telecom is set to fuel Bilibili’s future growth as we delve deeper into collaboration.”

About Bilibili Inc.

Bilibili represents an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the ‘‘bullet chatting’’ feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse cultures and interests and destination for discovering cultural trends and phenomena for young generations in China.

For more information, please visit: http://ir.bilibili.com.

About China Telecom Corporation Limited

China Telecom Corporation Limited (“China Telecom” or the “Company”, a joint stock limited company incorporated in the People’s Republic of China with limited liability, together with its subsidiaries, collectively the “Group”) is a large-scale and leading integrated intelligent information services operator in the world, providing wireline & mobile telecommunications services, Internet access services, information services and other value-added telecommunications services primarily in the PRC. As at the end of 2020, the Company had mobile subscribers of about 351 million, wireline broadband subscribers of about 159 million and access lines in service of about 108 million. The Company’s H shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange” or “HKSE”).

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “going forward,” “intend,” “plan,” “believe,” “estimate” and similar statements. Among other things, statements regarding the expected closing of the transaction in this announcement are or contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Bilibili’s filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release is as of the date of this press release, and Bilibili undertakes no duty to update any such information, except as required under applicable law.

Contacts for Investors:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com